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16014178

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68553

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

TCC SECURITIES, LLC

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2016
DIVISION OF TRADING & MARKETS

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 S. LaSalle Street; Suite 2130
(No. and Street)

Chicago	**Illinois**	**60603**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey E. Schneiders **(312) 283-0807**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bradford R. Dooley & Associates
(Name – if individual, state last, first, middle name)

209 West Jackson Boulevard, Suite 404	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

AW

P

OATH OR AFFIRMATION

I, **Jeffrey E. Schneiders**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **TCC Securities, LLC** as of **December 31, 2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Managing Director, FinOp

Title

Sworn and subscribed to me on the

23rd day of February, 2016



Notary Public



OFFICIAL SEAL
DIANE L SELPH
Notary Public - State of Illinois
My Commission Expires Apr 7, 2019

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[x] (m) A copy of the SIPC Supplemental Report.
[x] (n) A copy of the Exemption Report.
[ ] (o) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of TCC Securities, LLC

We have audited the accompanying financial statements of TCC Securities, LLC (a Delaware Limited Liability Company), which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in member's capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. TCC Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of TCC Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of TCC Securities, LLC's financial statements. The supplemental information is the responsibility of TCC Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Bradford R. Dooley & Associates

Chicago, Illinois
February 23, 2016

TCC SECURITIES, LLC
(A Delaware Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$ 51,278
Total assets	$ 51,278

LIABILITIES AND MEMBER'S CAPITAL

Liabilities	
Accounts payable and accrued expenses	$ 1,497
Due to The Chicago Corporation	1,416
Total liabilities	2,913
Member's Capital	48,365
Total liabilities and member's capital	$ 51,278

The accompanying notes to the financial statements are an integral part of this statement.

TCC SECURITIES, LLC
(A Delaware Limited Liability Company)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues		
Fees	$ 2,357,500	
Reimbursements	45,000	
Total income		$ 2,402,500
Expenses		
Compensation and related benefits	1,747,327	
Communications	9,607	
Occupancy	33,491	
Management fees	517,053	
Professional fees	23,265	
Administrative expenses	11,232	
Other operating expenses	48,059	
Total expenses		2,390,034
Net income		$ 12,466

The accompanying notes to the financial statements are an integral part of this statement.

TCC SECURITIES, LLC
(A Delaware Limited Liability Company)
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2015

	Total Member's Capital
Balance January 1, 2015	$ 35,899
Less: Net income for the year ended December 31, 2015	12,466
Balance December 31, 2015	$ 48,365

The accompanying notes to the financial statements are an integral part of this statement.

TCC SECURITIES, LLC
(A Delaware Limited Liability Company)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash Flows From (Used In) Operating Activities:		
Net income	$ 12,466	
Changes in assets and liabilities:		
Accounts payable and accrued expenses	(1,087)	
Due to The Chicago Corporation	1,249	
Net cash from (used in) operating activities		$ 12,628
Cash Flows From (Used In) Investing Activities:		-0-
Cash Flows From (Used In) Financing Activities:		-0-
Net increase in cash		12,628
Cash and cash equivalents at beginning of year		38.650
Cash and cash equivalents at end of year		$ 51,278

Supplement Information:

Cash paid for the following during the year	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes to the financial statements are an integral part of this statement.

NOTE 1 ORGANIZATION AND NATURE OF BUSINESS

The Company was formed on February 23, 2010 as a Limited Liability Company under the provisions of the Delaware Limited Liability Company Act.

The term of the Company is perpetual unless and until dissolved in accordance with state law whenever deemed appropriate at the sole discretion of the managers.

The Company is registered as a non-clearing broker/dealer and was approved as a member of the Financial Industry Regulatory Authority, Inc. (FINRA) on January 5, 2011.

The Company was formed for the purpose of assisting in the private placement of securities, along with other securities business activities such as mergers, acquisitions and other corporate reorganization transactions.

The Company is wholly owned by The Chicago Corporation.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenues from fees arising from private securities placement in which the Company acts as an agent are recorded pursuant to the terms of the Company's agreements with the respective offering parties. Typically, fees are recorded based on the capital commitments obtained as of the end of a commitment closing for a respective offering.

Revenues from fees arising from mergers, acquisitions and other corporate reorganization transactions are recorded as success fees based on the achievement of a criteria agreed upon with the client (such as closing of the transaction.)

Accounts Receivable

Accounts receivable are stated at face amount net of any allowance for doubtful accounts for possible uncollectible amounts.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment
Property and equipment items are stated at cost and are depreciated over their estimated useful lives using the straight-line depreciation method.

Maintenance and repairs are charged to income as incurred.

Income Taxes
The Company is wholly owned by The Chicago Corporation and any taxable income of the company flows through to the member and is reported on the income tax return of the sole member.

The company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company believes that it has appropriate support for any tax positions taken, and as such, does not have any uncertain tax positions that are material to the financial statements. The earliest year that the Company is subject to examination by tax authorities is the year ended December 31, 2012.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers only bank accounts to be cash equivalents.

NOTE 3 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2015, the Company had net capital and net capital requirements of $48,365 and $5,000, respectively. The net capital rule may effectively restrict the payment of member capital withdrawals.

NOTE 4 EXEMPTION FROM SEC RULE 15c3-3

The Company is a non-clearing broker-dealer that does not carry securities accounts for customers or perform custodial functions relating to customer securities and is therefore exempt from the reserve requirements under SEC Rule 15c3-3.

NOTE 5 RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing and management agreement, the Company engages in transactions with the sole member.

During the year ended, December 31, 2015, the sole member provided office rent, office supplies, IT and communications, administrative and other professional services to the Company based upon percentages as defined in the agreement.

Purchases for these various services were $49,429 for the year ended December 31, 2015.

In addition, the sole member reimburses the Company $250 per month for each registered representative of the Company. Reimbursements received from the sole member under the arrangement were $45,000 for the year ended December 31, 2015.

Pursuant to the terms of the agreement, the Company pays the sole member a monthly management fee equal to ninety-percent (90%) of the monthly net income exclusive of the management fee. During the year ended December 31, 2015, the Company incurred $517,063 in management fees to the sole member.

At December 31, 2015, there was $1,416 due to the sole member as a result of these transactions.

NOTE 6 SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB ASC Topic 855, *Subsequent Events*, management has evaluated subsequent events through February 23, 2016, the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

SUPPLEMENTAL INFORMATION

Company Nam TCC Securities, LLC

Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1

December 31, 2015

Computation of net capital		
Total member's equity		$ 48,365
Deduct member's equity not allowable for Net Capital		-
Total member's equity qualified for net capital		48,365
Deductions and /or charges:		
Nonallowable assets:		
Other	$ 0	
Furniture and equipment	0	0
Net capital before haircuts on securities positions		48,365
Haircuts on securities:		
Trading and investment securities:		
Other securities	$ -	-
Net capital		$ 48,365
Computation of basic capital requirement		
Minimum net capital required (greater of $5,000 or 6 ⅔% of aggregate indebtedness)		5,000
Net capital in excess of net capital requirement		$ 43,365
Computation of aggregate indebtedness		
Aggregate indebtedness		$ 2,913
Ratio of aggregate indebtedness to net capital		% 6.02

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part IIa filing as of December 31, 2015.

See Auditor's Report.

Company Nam TCC Securities, LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2015

The Company did not handle any customer cash or securities during the year ended December 31, 2014 and does not have any customer accounts.

Company Nam TCC Securities, LLC

Computation for Determintation of PAIB Reserve Requirements pursuant to Rule 15c3-3

December 31, 2015

The Company did not handle any customer cash or securities during the year ended December 31, 2014 and does not have any customer accounts.

Company Nam TCC Securities, LLC

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2015

The Company did not handle any customer cash or securities during the year ended December 31, 2015 and does not have any customer accounts.

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part IIa filing as of December 31, 2015.

See Auditor's Report.

TCC SECURITIES, LLC
(A Delaware Limited Liability Company)

SIPC SUPPLEMENTAL REPORT
DECEMBER 31, 2015

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477
FAX
(312) 939-8739

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member of TCC Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by TCC Securities, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other specified parties solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7.

The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Bradford R. Dooley & Associates

Chicago, Illinois
February 23, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*11*******1069******************ALL FOR AADC 606
068553 FINRA DEC
TCC SECURITIES LLC
135 S LA SALLE ST STE 2130
CHICAGO IL 60603-4223

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 6,006

B. Less payment made with SIPC-6 filed (**exclude interest**) (4,769)

7-16-15
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,237

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,237

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,237

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TCC Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 19th day of January, 20 16.

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,402,500

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) 0

Total deductions 0

2d. SIPC Net Operating Revenues $ 2,402,500

2e. General Assessment @ .0025 $ 6,006

(to page 1, line 2.A.)

TCC SECURITIES, LLC
(A Delaware Limited Liability Company)

REVIEW OF EXEMPTION REPORT
DECEMBER 31, 2015

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477
FAX
(312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of TCC Securities, LLC

We have reviewed management's statements, included in the accompanying exemption report of TCC Securities, LLC (the "Company"), in which (1) the Company identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Bradford R. Dooley & Associates

Chicago, Illinois
February 23, 2016

TCC SECURITIES, LLC

135 South LaSalle Street
Suite 2130
Chicago, IL 60603
312.283.0825
312.283.0836 (fax)

Rule 15c3-3 Exemption Report

TCC Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R § 240.15c3-3 (k)(2)(i) throughout the most recent fiscal year without exception.

TCC Securities, LLC

I, Jeffrey E. Schneiders, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: 

Title: Managing Director and FinOp

February 23, 2016

TCC SECURITIES, LLC
(A Delaware Limited Liability Company)

FINANCIAL STATEMENTS
DECEMBER 31, 2015

(FILED PURSUANT TO RULE 17a-5(d) UNDER THE SECURITIES EXCHANGE ACT OF 1934)